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                                  EXHIBIT 28.1





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{A.H. BELO LOGO}                                                    News Release

FOR IMMEDIATE RELEASE                             Contact:
Wednesday, February 23, 1994                      Michael Perry or Harold Gaar
                                                  214/977-6622     214/977-7650


                            BELO BUYS STATION WWL-TV
                                 IN NEW ORLEANS

         A. H. Belo Corporation and Rampart Operating Partnership announced today they have reached an agreement in principle for Belo to acquire the assets of WWL-TV, the CBS affiliate in New Orleans, Louisiana, for $110 million in cash.

         The sale is subject to execution of a definitive purchase agreement and approvals of the transaction by the appropriate federal agencies. The agreement in principle was approved today by Belo's Board of Directors and the principals of Rampart.

         The announcement was made jointly by Belo and WWL-TV president and general manager, J. Michael Early. Mr. Early led an employee group that purchased the station from Loyola University of New Orleans in 1990.

         Robert W. Decherd, chairman of the board, president and chief executive officer of Belo, said, "WWL-TV has a long-standing reputation as a station committed to its public, with news presence and market coverage equalled by few in the nation. WWL is a good neighbor and a good citizen. We believe that the location of WWL, combined with its unusually strong audience shares, provides an opportunity for Belo to work effectively on a regional basis in the television business. Mike Early, who has guided WWL for the past 33 years, has made the station a force for good in the New Orleans community."

         Barry Lewis, spokesman for Sandler Capital Management, an investor in Rampart, said, "WWL-TV has continued to perform well in the New Orleans market during Rampart's ownership. With its national reputation and strong market position, WWL is a good fit with Belo's television operations and we feel the two are an ideal match. Belo has a proven track record of community involvement and journalistic excellence; like WWL, Belo is dedicated to a strong, vigorous news operation."

                                     -more-

Mailing P.O. Box 655237, Dallas, Texas 75265-5237 Facsimile 214 977 6603 Telephone 214 977 6606
Deliveries 400 South Record Street, Dallas, Texas 75202
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Page Two
February 23, 1994
Belo Buys WWL-TV in New Orleans


         WWL-TV will become a part of Belo's Broadcast Division headed by Ward
L. Huey, Jr., president and vice chairman of Belo's Board of Directors. Mr. Huey said, "WWL-TV is one of the great television franchises in America. We are fortunate to have someone of Mike Early's stature to help us make the transition of WWL to the Belo television group. I'm counting on his continued presence and guidance."

         Mr. Early has been general manager of WWL-TV since 1961 and the chief architect in its rise from also-ran to market leadership for the past 25 years. It was his idea to form the employee group to buy the station from Loyola University and the Jesuit Fathers. Mr. Early and Mr. Lewis worked to put together the financing for that transaction.

         WWL-TV has a long and proud history in New Orleans. It began operations in 1957, but its parent, WWL-AM radio, was a pioneer in American broadcasting, dating back to 1912 and a hand-built transmitter on the Loyola University campus. Loyola sold WWL-AM in 1989. WWL-TV was sold to the employee group in August of 1990.

         The station is one of the most honored in American television. Its news operation has won the Edward R. Murrow Award twice in the last seven years. It has won the George Foster Peabody Award four times. It has won a national Emmy Award, the Overseas Press Club Award and almost every other major award in American television.

         Its daily editorial is the oldest, longest-running broadcast editorial in America, dating back to March 26, 1962. It has been honored twice by the Society of Professional Journalists, Sigma Delta Chi, with its national editorial prize.

         WWL-TV was one of the first stations in the country to program a local cable channel to distribute its news programs. Its "NewsWatch" operation on Cox Cable's Channel 15 in New Orleans, Jefferson, and St. Charles Parishes, reaches almost 250,000 homes on a 24-hour-a-day basis.

                                     -more-
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Page Three
February 23, 1994
Belo Buys WWL-TV in New Orleans


         Ted Hepburn of The Ted Hepburn Company represented Rampart in the transaction.

         Belo owns and operates network-affiliated television stations WFAA-TV
(ABC) in Dallas-Fort Worth; KHOU-TV (CBS) in Houston, Texas; KXTV (CBS) in Sacramento, California; WVEC-TV (ABC) in Hampton-Norfolk, Virginia; and KOTV
(CBS) in Tulsa, Oklahoma; as well as Belo Productions, Inc., Belo also owns The Dallas Morning News, DFW Suburban Newspapers, Inc., and DFW Printing Company, Inc.. Shares of Belo Series A Common Stock are traded on the New York Stock Exchange under the symbol BLC.

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